   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 17, 2001

REGISTRATION NO. 333-________
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   -----------

                                    FORM S-4

                          REGISTRATION STATEMENT UNDER

                           THE SECURITIES ACT OF 1933

                                   -----------

                            JB OXFORD HOLDINGS, INC.

             (Exact Name of Registrant as Specified in Its Charter)

              UTAH                          6200                 95-4099266
(State or Other Jurisdiction of (Primary Standard Industrial  (I.R.S. Employer
 Incorporation or Organization)  Classification Code Number) Identification No.)

                                   -----------

9665 WILSHIRE BLVD., SUITE 300, BEVERLY HILLS, CALIFORNIA 90212, (310) 777-8888
    (Address, Including Zip Code, and Telephone Number, Including Area Code,
                  of Registrant's Principal Executive Offices)
                                   -----------

                             CHRISTOPHER L. JARRATT
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                            JB OXFORD HOLDINGS, INC.
                         9665 WILSHIRE BLVD., SUITE 300
                         BEVERLY HILLS, CALIFORNIA 90212
                                 (310) 777-8888
                (Name, Address, Including Zip Code, and Telephone
               Number, Including Area Code, of Agent for Service)

                      With copies of all communications to:

                             Darrell C. Smith, Esq.
                         Shumaker, Loop & Kendrick, LLP
                           101 East Kennedy Boulevard
                                   Suite 2800
                              Tampa, Florida 33602
                                 (813) 229-7600

                                   -----------

         APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

                                   -----------

         If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [ ]

         If any of the securities are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box. [x]

         If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

         If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

                                   -----------

                         CALCULATION OF REGISTRATION FEE

------------------------------------------------------------------------------------------------------------
                                               PROPOSED MAXIMUM    PROPOSED MAXIMUM
TITLE OF EACH CLASS OF          AMOUNT TO BE   OFFERING PRICE PER  AGGREGATE OFFERING   AMOUNT OF
SECURITIES TO BE REGISTERED     REGISTERED     SHARE               PRICE(1)             REGISTRATION FEE(2)
------------------------------------------------------------------------------------------------------------
COMMON STOCK, PAR VALUE $0.01   10,000,000
PER SHARE                       shares              $1.045              $10,450,000           $2,612.50
------------------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 of the Securities Act of 1933.
(2) Calculated pursuant to Rule 457(c) under the Securities Act of 1933 and based on the average of the high and low prices of our common stock as reported on the Nasdaq SmallCap Market on October 10, 2001.

                                   -----------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

================================================================================

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS                                               SUBJECT TO COMPLETION
                                                         OCTOBER ____, 2001

                                10,000,000 SHARES

                            JB OXFORD HOLDINGS, INC.

                                  COMMON STOCK

         This prospectus relates to 10,000,000 shares of common stock that we may issue from time to time in connection with acquisitions of assets or businesses. We intend to concentrate our acquisitions in areas related to or that would complement or expand our current business. We will furnish this prospectus to the owners of such businesses, assets or securities to be acquired. We have not fixed a period of time during which the common stock offered by this prospectus may be offered or sold. We do not expect to receive any cash proceeds from the sale of shares of common stock issued pursuant to this prospectus. See "Plan of Distribution."

         We may structure business acquisitions in a variety of ways, including acquiring stock, other equity interests or assets of the acquired business or merging the acquired business with us or one of our subsidiaries. The terms of acquisitions involving the issuance of the shares of common stock covered by this prospectus are expected to be determined by direct negotiations between our representatives and the owners or controlling persons of the assets, businesses or securities to be acquired. See "Plan of Distribution."

         We will pay all expenses of this offering. We do not expect to pay underwriting discounts or commissions, although we may pay finders' fees from time to time in connection with certain acquisitions. Any person receiving finders' fees may be deemed to be an "underwriter" within the meaning of the Securities Act of 1933, and any profit on the resale of shares of common stock purchased by them may be considered underwriting commissions or discounts under the Securities Act. See "Plan of Distribution."

         We may, in our discretion, pursuant to agreements reached separately with regard to each acquisition that we conduct, permit individuals or entities who receive shares of our common stock in connection with such acquisitions to use this prospectus to cover resales of those shares. See "Selling Shareholders."

         Our common stock is quoted on the Nasdaq SmallCap Market under the symbol "JBOH." On October 9, 2001, the last reported sale price for our common stock was $1.00 per share.

AN INVESTMENT IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 5.

         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

WE HAVE NOT AUTHORIZED ANY PERSON TO GIVE ANY INFORMATION OR REPRESENT ANYTHING NOT CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE ARE NOT MAKING AN OFFER TO SELL THESE SECURITIES OR SEEKING AN OFFER TO BUY THESE SECURITIES IN ANY JURISDICTION WHERE THE OFFER OR SALE IS PROHIBITED. INFORMATION IN THIS PROSPECTUS IS ACCURATE ONLY AS OF ITS DATE, REGARDLESS OF WHEN ANY LATER OFFER OR SALE OCCURS.

               THE DATE OF THIS PROSPECTUS IS OCTOBER ______, 2001

                                TABLE OF CONTENTS

                                                                      Page
                                                                      ----

Prospectus Summary ..................................................   3

Selected Consolidated Financial Information..........................   4

Risk Factors ........................................................   5

Special Notice Regarding Forward-Looking Statements..................  11

Price Range of Common Stock..........................................  11

Dividend Policy......................................................  12

Capitalization.......................................................  12

Recent Accounting Pronouncements.....................................  12

Quantitative and Qualitative Disclosures About Market Risk...........  13

Business.............................................................  14

Properties...........................................................  17

Legal Proceedings....................................................  18

Management ..........................................................  19

Principal Shareholders ..............................................  24

Certain Relationships and Related Transactions ......................  25

Description of Capital Stock ........................................  25

Limitation of Liability and Indemnifications ........................  27

Transfer Agent and Registrar ........................................  28

Plan of Distribution ................................................  28

Resales of Shares ...................................................  29

Legal Matters .......................................................  30

Experts .............................................................  30

Available Information ...............................................  30

                               PROSPECTUS SUMMARY

         This summary highlights selected information and may not contain all the information that is important to you. We encourage you to read the entire prospectus, the documents incorporated by reference in this prospectus and the other documents to which this prospectus refers. As used in this prospectus, all references to "JB Oxford," "we," "us" and all similar references, are to JB Oxford Holdings, Inc. and its consolidated subsidiaries.

         This prospectus (including the information incorporated by reference) contains forward-looking statements regarding our performance, strategy, plans, objectives, expectations, beliefs and intentions. The actual outcome of the events described in these forward-looking statements could differ materially. See, "Special Notice Regarding Forward-Looking Statements."

OUR COMPANY

         Through our wholly-owned subsidiaries, we are engaged in the business of providing brokerage and related financial services to retail customers and broker-dealers nationwide. We are a fully integrated company, providing retail brokerage services, clearing services and market making services to our customers.

         Our primary subsidiary is JB Oxford & Company, a registered broker-dealer offering the following services: (i) providing discount and electronic brokerage services to the investing public; (ii) providing clearing and execution services to independent broker-dealers on a fully-disclosed basis; and (iii) acting as a market maker in stocks traded on NASDAQ National Market System and other national exchanges.

         For the year ended December 31, 2000, our consolidated revenues were $100,861,961, which consisted primarily of commission and interest income from our discount and electronic brokerage division.

         We were incorporated in Delaware on March 31, 1987, and changed our state of incorporation to Utah in 1990. Our principal executive offices are located at 9665 Wilshire Blvd., Suite 300, Beverly Hills, California 90212, and our telephone number is (310) 777-8888. We have additional offices in New York and Miami. Our website is www.jboxford.com. The information on our website is not intended to be part of this prospectus, and you should not rely on any of the information provided there in making your decision to invest in our common stock.


RECENT DEVELOPMENTS

         Due to the terrorist attacks against the United States which occurred on September 11, 2001, the stock markets were closed for nearly a week. JB Oxford's New York City office is located within blocks of where the World Trade Center was destroyed. As a result of the attacks, our New York City office was closed for approximately three (3) weeks after the markets re-opened, while structural integrity of the building was confirmed, and the clean up process in lower Manhattan began. We were able to re-route our phone lines and trading orders through our Beverly Hills and Miami offices, and our customers encountered no disruption of service upon the re-opening of the markets. As of early October, the New York City office has reopened and is in full operation.

                            JB OXFORD HOLDINGS, INC.
                   SELECTED CONSOLIDATED FINANCIAL INFORMATION
                  (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

         The following selected consolidated statements of income and balance sheet data for the five fiscal years ended December 31, 2000, are derived from our audited consolidated financial statements. The consolidated financial statements and their notes for each of the three fiscal years ended December 31, 2000, and the report of independent public accountants for those years are included elsewhere in this prospectus. The selected consolidated financial statements should be read in conjunction with the consolidated financial statements and their notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and other financial information included elsewhere in this prospectus, or incorporated by reference.

                                            SIX MONTHS
                                          ENDED JUNE 30,                         FISCAL YEAR ENDED DECEMBER 31,
                                      ----------------------     --------------------------------------------------------------
                                        2001          2000         2000         1999          1998          1997         1996
                                      ---------     --------     --------     ---------     ---------     --------     --------
                                     (unaudited)   (unaudited)

Income Statement Data:

Revenues                              $  22,689     $ 60,113     $100,862     $ 104,212     $  67,268     $ 69,962     $ 57,599
Operating Income (Loss)                  (3,460)       8,897        8,658        17,231         1,213        2,623        6,208
Net Income (Loss) Before
Extraordinary Item                       (1,973)       5,067        4,973        10,008        (1,839)       1,523        4,040
Net Income (Loss)                        (1,973)       5,067        4,973        10,445        (1,839)       1,523        4,040
Basic Earnings (Loss) Before
Extraordinary Item                        (0.14)        0.35         0.35          0.70         (0.13)        0.12         0.44
Basic Earnings (Loss) Per Share           (0.14)        0.35         0.35          0.73         (0.13)        0.12         0.44
Diluted Earnings (Loss) Before
Extraordinary Item                        (0.14)        0.22         0.22          0.43         (0.13)        0.09         0.23
Diluted Earnings (Loss) Per Share         (0.14)        0.22         0.22          0.45         (0.13)        0.09         0.23
Dividends                                    --           --           --            --            --           --           --

Balance Sheet Data:

Total Assets                          $ 371,623     $509,142     $352,254     $ 497,739     $ 405,990     $341,586     $330,336
Long-term and Subordinated Debt           3,236           --        3,734            --         1,250        1,500        2,000
Liabilities (Excluding Long-Term)       340,508      478,706      318,628       471,368       390,374      326,463      315,978
Total Shareholders' Equity               27,919       30,436       29,892        26,371        15,617       15,123       12,358
Book Value Per Share*                      1.99         2.15         2.13          1.83          1.12         1.07         1.18

*        Computed using shareholders' equity divided by total outstanding stock.

                                  RISK FACTORS

         The value of an investment in our common stock is subject to the significant risks inherent in our business. You should carefully consider the risks described below before making an investment in our common stock. The risks and uncertainties described below are not the only ones we face and there may be additional risks that we do not presently know of or that we currently deem immaterial. All of these risks may impair our business operations. This prospectus contains forward-looking statements which involve risks and uncertainties and actual results may differ materially from the results we discuss in the forward-looking statements. If any of the following risks actually occur, our business, financial condition or results of operations could be materially adversely affected. In that case, the trading price of our stock could decline, and you may lose all or part of your investment.

WE HAVE INCURRED OPERATING LOSSES IN THE PAST AND MAY INCUR FUTURE OPERATING LOSSES.

         Although we achieved profitability in fiscal years 1999 and 2000, we incurred net operating losses of approximately $2 million for the six months ended June 30, 2001, $125,000 for the three months ended December 31, 2000, and $1.8 million for the year ended December 31, 1998. As direct result of the downturn in the U.S. securities markets which began in early 2000 and has continued, we have suffered a significant reduction in transaction volume, and consequently revenues. We recently implemented cost containment measures which have significantly reduced our expenses. However, we cannot assure you that our negative cash flow and net losses from operations will not continue or increase for the foreseeable future. If we continue to incur losses and negative cash flow we may need additional capital to fund working capital and cash flow deficits. There can be no assurance that such capital will be available to us, or if available, on terms acceptable to us. We may never generate sufficient revenues to achieve or sustain profitability or generate positive cash flow.

OUR BUSINESS IS ADVERSELY AFFECTED BY DOWNTURNS IN THE U.S. SECURITIES MARKETS.

         We, like other securities firms, are directly affected by economic and political conditions, broad trends in business and finance and changes in volume and price levels of securities transactions. In recent years, the U.S. securities markets have fluctuated considerably and a downturn in these markets has adversely affected our operating results. In October 1987 and October 1998, the stock market suffered major declines, as a result of which many firms in the industry suffered financial losses, and the level of individual investor trading activity decreased after these events. Reduced trading volume and prices have resulted in reduced transaction revenues. In March 2000, the stock market entered into a protracted down-trend, resulting in reduced transaction volume, and consequently, revenues. Recently, the stock markets were closed for nearly a week as a result of terrorism. When trading volume is low, our profitability is likely to be adversely affected because our overhead remains relatively fixed. Severe market fluctuations in the future could have a material adverse effect on our business, financial condition and operating results. Some of our competitors with more diverse product and service offerings might withstand such a downturn in the securities industry better than we would.

DEMAND AND MARKET ACCEPTANCE FOR OUR SERVICES ARE SUBJECT TO A HIGH LEVEL OF UNCERTAINTY.

         The market for discount and electronic brokerage services, particularly over the Internet, is at an early stage of development and is rapidly evolving. Consequently, demand and market acceptance for recently introduced services and products are subject to a high level of uncertainty. Much of our growth will depend on consumers adopting the Internet as a method of doing business. The Internet could lose its viability due to slow development or adoption of standards and protocols to handle increased activity, or due to increased governmental regulation. Moreover, several key issues including security, reliability, cost, ease of use, accessibility and quality of service continue to be concerns and may negatively affect the growth of Internet use or commerce on the Internet.

WE ARE EXPOSED TO CERTAIN CREDIT RISKS WITH OUR CUSTOMERS

         We sometimes allow customers to purchase securities on margin, therefore we are subject to risks inherent in extending credit. This risk is especially great when the market is rapidly declining and the value of the collateral we hold falls below the amount of a customer's indebtedness. Under specific regulatory guidelines, any time we borrow or lend securities, we must correspondingly disburse or receive cash deposits. If we fail to maintain adequate cash deposit levels at all times, we run the risk of loss if there are sharp changes in market values of many securities and parties to the borrowing and lending transactions fail to honor their commitments. Any such services could have a material adverse effect on our business, financial condition and operating results.

OUR CLEARING OPERATIONS EXPOSE US TO LOSSES BEYOND THE LOSS OF BUSINESS.

         Our clearing operations expose us to risks that exceed the simple risk of loss of business due to loss of retail customers or correspondents. Broker-dealers engaged in clearing operations for other correspondent broker-dealers are exposed to losses beyond the loss of business. If the correspondent fails, possible losses include its obligations to customers and other third parties, and any losses in the correspondent's own trading accounts. We have established procedures to review correspondent's own customer and firm accounts and activities in an effort to prevent such losses if a correspondent fails. Any such losses could have a material adverse effect on our business, financial condition and operating results.

OUR SUCCESS IS DEPENDENT UPON THE DEVELOPMENT AND ENHANCEMENT OF OUR SERVICES AND PRODUCTS.

         Our future success depends in part on our ability to develop and enhance our services and products. We recently introduced online bond trading and expanded our market maker and money management services which has changed our business mix. There can be no assurance that this change in our business mix will increase our revenues or otherwise be successful. There are significant risks in the development of new services and products or enhanced versions of existing services and products, particularly in our electronic brokerage business. We may also experience difficulties that could delay or prevent the development, introduction or marketing of these services and products. Additionally, these new services and products may not adequately meet the requirements of the marketplace or achieve market acceptance. If we are unable to develop and introduce enhanced or new services and products quickly enough to respond to market or customer requirements, or if they do not achieve market acceptance, our business, financial condition and operating results will be materially adversely affected.

THE DISCOUNT AND ELECTRONIC BROKERAGE SERVICES MARKET IS HIGHLY COMPETITIVE.

         The market for discount and electronic brokerage services is rapidly evolving and intensely competitive. We face direct competition from firms offering discount and electronic brokerage services such as Charles Schwab & Co., Inc., Fidelity Brokerage Services, Inc., Waterhouse Securities, Inc., Ameritrade, Inc. (a subsidiary of Ameritrade Holding Corporation), and E*TRADE Group, Inc. We also encounter competition from established full commission brokerage firms such as PaineWebber Incorporated, Merrill Lynch, Pierce, Fenner & Smith Incorporated and Solomon Smith Barney, Inc., among others which traditional firms typically also offer their customers on-line services. In addition, we compete with financial institutions, mutual fund sponsors and other organizations. Further, the industry is currently undergoing consolidation which may strengthen our competitors and this trend is expected to continue.

         Many of our competitors have longer operating histories and significantly greater financial, technical, marketing and other resources than we do. In addition, many of our competitors have greater name recognition and larger customer bases that could be leveraged, thereby gaining market share from us. Our competitors may conduct more extensive promotional activities and offer better terms and lower prices to customers than we do. There can be no assurance that we will be able to compete effectively with current or future competitors or that such competition will not have a material adverse effect on our business, financial condition and operating results.

THE LOSS OF SIGNIFICANT CUSTOMERS COULD ADVERSELY AFFECT OUR BUSINESS

         While no single correspondent broker-dealer or customer represents more than 10% of our revenues, we have several significant customers whose loss, in the aggregate, could have a material adverse effect on our financial condition and operating results. While we believe that the likelihood of losing a substantial number of such customers is remote, there can be no assurance that such event will not occur.

OUR PLANS TO EXPAND THROUGH ACQUISITIONS OF OTHER COMPANIES MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS.

         We recently acquired approximately 11,000 customer accounts from two other broker-dealers and we plan to continue to expand our business through strategic acquisitions. Our industry is currently undergoing consolidation and there is intensive competition for acquisitions which may make acquisitions increasingly expensive. Any lack of capital for additional acquisitions may limit our ability to grow. We will be competing for acquisition opportunities with entities that have greater resources than we do and we plan on using equity securities as consideration which may limit our opportunities. Any issuance of our equity securities in acquisitions will have a dilutive effect on our current shareholders. We cannot assure you that we will be able to successfully identify, negotiate and consummate suitable acquisitions. Furthermore, completed acquisitions entail numerous risks, including difficulties in the assimilation of acquired operations and products, diversion of management's attention from other business concerns, assumption of unknown material liabilities, amortization of acquired intangible assets and potential loss of key employees and customers of acquired companies. We have limited experience in assimilating acquired organizations into our operations. We cannot assure you that we will be able to integrate successfully any operations, personnel, services or products that might be acquired in the future. Our failure to successfully complete and assimilate acquisitions could have a material adverse effect on our business, financial condition and operating results.

OUR BUSINESS IS DEPENDENT ON STRATEGIC RELATIONSHIPS WITH ONLINE AND INTERNET SERVICE PROVIDERS AND SOFTWARE AND INFORMATION SERVICES PROVIDERS.

         We have established a number of strategic relationships with online and Internet service providers and software and information service providers. There can be no assurance that any such relationships will be maintained, or that if they are maintained, they will be successful or profitable. Additionally, we may not develop any new such relationships in the future.

OUR BUSINESS IS SUBJECT TO EXTENSIVE REGULATION UNDER BOTH FEDERAL AND STATE
LAWS.

         The securities industry in the United States is subject to extensive regulation under both federal and state laws. Broker-dealers are subject to regulations covering all aspects of the securities business. Because we are a self-clearing broker-dealer and provide clearing and execution services for our correspondents, we have to comply with many complex laws and rules relating to possession and control of customer funds and securities, margin lending and execution and settlement of transactions. In addition, because we offer on-line trading to our customers we are subject to rules and regulations involving systems capacity, advertising and investor education, investor suitability, best execution, pricing of market data, day trading, customer privacy and electronic books and records. Although we periodically conduct internal compliance reviews of our systems and operations to identify and correct any deficiencies, there can be no assurance that we will be considered by regulatory authorities to be in full compliance with all of the rules and regulations applicable to us. See "Business-Securities Industries Practices" below.

         The SEC, the NASD or other self-regulatory organizations and state securities commissions can censure, fine, issue cease-and-desist orders or suspend or expel a broker-dealer or any of its officers or employees. Our ability to comply with all applicable laws and rules is largely dependent on our establishment and maintenance of a compliance system to ensure such compliance, as well as our ability to attract and retain qualified compliance personnel. We could be subject to disciplinary or other actions due to claimed noncompliance in the future, which could have a material adverse effect on our business, financial condition and operating results.

         Our mode of operation and profitability may be directly affected by additional legislation, changes in rules promulgated by the SEC, the NASD, the Board of Governors of the Federal Reserve System, the various stock exchanges and other self-regulatory organizations, or changes in the interpretation or enforcement of existing laws and rules.

         We have had in the past an aggressive marketing campaign designed to bring brand name recognition to our registered broker-dealer, JB Oxford. All marketing activities by JB Oxford are regulated by the NASD, and JB Oxford compliance officers review all marketing materials prior to release. The NASD can impose certain penalties for violations of its advertising regulations, including censures or fines, suspension of all advertising, the issuance of cease-and-desist orders or the suspension or expulsion of a broker-dealer or any of its officers or employees.

         There can be no assurance that other federal, state or foreign agencies will not attempt to regulate our business. If such regulations are enacted, our business or operations would be rendered more costly or burdensome, less efficient or otherwise have a material adverse effect on our business, financial condition and operating results.

OUR FAILURE TO MAINTAIN THE NET CAPITAL LEVELS REQUIRED BY VARIOUS REGULATORS COULD ADVERSELY AFFECT OUR BUSINESS.

         The SEC, the NASD and various other regulatory agencies have stringent rules with respect to the maintenance of specific levels of net capital by securities broker-dealers. Net capital is the net worth of a broker or dealer (assets minus liabilities), less deductions for certain types of assets. If a firm fails to maintain the required net capital it may be subject to suspension or revocation of registration by the SEC and suspension or expulsion by the NASD, and could ultimately lead to the firm's liquidation. If such net capital rules are changed or expanded, or if there is an unusually large charge against net capital, operations that require the intensive use of capital would be limited. Such operations may include trading activities and the financing of customer account balances. Also, our ability to withdraw capital from brokerage subsidiaries could be restricted, which in turn could limit our ability to pay dividends, repay debt and redeem or purchase shares of our outstanding stock. A large operating loss or charge against net capital could adversely affect our ability to expand or even maintain our present levels of business, which could have a material adverse effect on our business, financial condition and operating results.

WE COULD SUFFER SUBSTANTIAL LOSSES AND BE SUBJECT TO CUSTOMER LITIGATION IF OUR ELECTRONIC SYSTEMS WHICH SUPPORT ONLINE TRADING FAIL OR OUR TRANSACTION PROCESS IS SLOW.

         We receive and process trade orders through internal trading software, the Internet, and touch-tone telephone. Thus, we depend heavily on the integrity of the electronic systems supporting this type of trading. Heavy stress placed on our systems during peak trading times or interference from third parties over the Internet could cause our systems to operate too slowly or to fail. If our systems or any other systems in the trading process slow down significantly or fail even for a short time, our customers would suffer delays in trading, potentially causing substantial losses and possibly subjecting us to claims for such losses or to litigation claiming fraud or negligence. During a systems failure, we may be able to take orders by telephone. However, only associates with securities broker's licenses can accept telephone orders, and an adequate number of associates may not be available to take customer calls in the event of a systems failure. In addition, a hardware or software failure, power or telecommunications interruption, natural disaster or act of terrorism could cause a systems failure. Any systems failure that interrupts our operations could have a material adverse effect on our business, financial condition and operating results.

OUR BUSINESS COULD SUFFER IF WE CANNOT PROTECT THE CONFIDENTIALITY OF CUSTOMER INFORMATION

An important element of our operations is the secure transmission of confidential information over public networks. We rely on encryption and authentication technology to provide secure transmission of confidential information. While we have not experienced problems in the past, there can be no assurance that hackers, computer viruses and other problems will not result in a breach of security. If a compromise of our security were to occur, it could have a material adverse effect on our business, financial condition and operating results.

THE TRADING PRICE OF OUR COMMON STOCK HAS BEEN AND MAY CONTINUE TO BE SUBJECT TO WIDE FLUCTUATIONS.

         For example, during the twelve months ended October 9, 2001, our common stock closed as low as $0.96 and as high as $3.8125. Our stock price may fluctuate in response to a number of events and factors, such as quarterly variations in operating results, announcements of technological innovations or new products by our company or our competitors, changes in financial estimates and recommendations by securities analysts, the operating and stock price performance of other companies that investors may consider comparable, and news reports relating to trends in our markets. In addition, the stock market in general, and the market prices for Internet related companies in particular, have experienced extreme volatility that has often been unrelated to operating performance. These broad market and industry fluctuations may adversely affect the price of our common stock, regardless of our operating performance.

YOUR INTERESTS AS A STOCKHOLDER MAY CONFLICT WITH OUR CONTROLLING SHAREHOLDERS, OUR CHIEF EXECUTIVE OFFICER AND OUR PRESIDENT

         Our executive officers, directors and principal shareholders beneficially own approximately 44% of our outstanding common stock, including shares issuable upon conversion of certain debt. As a result, our controlling shareholders may be able to control or direct our business affairs including matters requiring stockholder approval. This concentration of ownership could effectively delay, defer or prevent a change in control or other significant corporate transactions that might give you the opportunity to realize a premium over our then prevailing stock price. In addition, various conflicts of interest may arise in the future as a result of our relationship with Third Capital Partners, LLC, ("Third Capital"), a company controlled by our Chief Executive Officer and our President who also serve on our Board of Directors. Serving us as an officer and director as well as Third Capital could result in our Chief Executive Officer and our President being placed in a conflict of interest should they have to make decisions which have materially different implications for us and for Third Capital. Third Capital receives management fees from us which could influence decisions. In addition, Third Capital is the beneficial owner of us the aggregate principal sum of $5,418,696 of our 9% Secured Convertible Notes (the "Notes"). Third Capital has extended the due date of the Notes from time to time but there can be no assurance that they will continue to do so in the future. Our inability to repay the Notes or otherwise obtain an extension from Third Capital could have a material adverse effect on our financial condition.

THE LOSS OF CERTAIN KEY EXECUTIVE OFFICERS COULD HARM OUR BUSINESS

         Our success is substantially dependent upon the continuing services of certain key executive officers, especially our Chief Executive Officer and our President. We do not have written employment agreements with our key executive officers and do not maintain "key person" life insurance on any of our executive officers. There can be no assurance that any of our executive officers will continue to work for us nor can there be any assurance that upon ceasing to work for us they will not compete against us. The loss of our Chief Executive Officer or President could have a material adverse effect on our business, financial condition and results of operations.

WE MAY BE UNABLE TO MAINTAIN THE LISTING OF OUR COMMON STOCK ON THE NASDAQ SMALLCAP MARKET AND PENNY STOCK RULES MAY APPLY TO THE SALE OF OUR COMMON STOCK WHICH, IN EACH CASE, WOULD MAKE IT MORE DIFFICULT FOR YOU TO DISPOSE OF YOUR COMMON STOCK.

         Our common stock is listed on the Nasdaq SmallCap Market. We cannot guarantee that it will always be listed. The Nasdaq SmallCap Market rules for continual listing include minimum stock price and other requirements, which we may not meet in the future, particularly if the price of our common stock declines.

         If our common stock is delisted from the Nasdaq SmallCap Market, trading in our common stock would be conducted, if at all, on the NASD's OTC Bulletin Board. This would make it more difficult for shareholders to dispose of their common stock and more difficult to obtain accurate quotations on our common stock. This could have an adverse effect on the price of the common stock.

         There are separate rules regulating broker-dealers who trade on behalf of customers in unlisted stocks. These rules require broker-dealers to:

         - sell common stock only to purchasers for which transactions in penny stocks are suitable unless such purchasers are established customers as defined in Rule 15g-9 of the Securities Exchange Act of 1934;

         - sell common stock only to purchasers that have sufficient knowledge and experience in financial matters that the person reasonably may be expected to be capable of evaluating the risks of transactions in penny stock; and

         - receive the purchaser's written consent to the transaction prior to sale.

         The Securities and Exchange Commission has adopted regulations that define "penny stock" to include common stock that has a market price of less than $5.00 per share, subject to certain exceptions. Broker-dealers engaging in the sale of penny stocks must comply with the following requirements:

         - delivery to purchasers, prior to the transaction, of a risk disclosure statement prepared by the Securities and Exchange Commission relating to the penny stock market;

         - disclosure to purchasers of the commissions payable to the broker-dealer and its registered representative;

         - disclosure to purchasers of current quotations for the securities; and

         - delivery to customers with monthly statements disclosing recent price information for all penny stock held in the customer's account and information on the limited market in penny stocks.

         These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules because of the lack of ability or incentive of broker-dealers to sell our common stock.

         Many securities listed on the Nasdaq SmallCap Market would be covered by the definition of penny stock, but transactions in a security listed on the Nasdaq SmallCap Market are exempt from the foregoing requirements if:

         -        the customer is an institutional accredited investor; and

         -        the transaction is not recommended by the broker-dealer.

OUR BOARD OF DIRECTORS HAS THE AUTHORITY TO ISSUE PREFERRED STOCK, WHICH COULD DETER TAKEOVER BIDS EVEN IF THOSE BIDS ARE IN THE SHAREHOLDERS' BEST INTERESTS.

         We have 10,000,000 shares of authorized preferred stock, of which 9,800,000 remain available for issuance to third parties selected by management or used as the basis for a shareholders' rights plan, which could have the effect of deterring potential acquirers. The ability of our Board of Directors to establish the terms and provisions of different series of preferred stock could discourage unsolicited takeover bids from third parties even if those bids are in the shareholders' best interests.

SECURITIES LITIGATION COULD ADVERSELY AFFECT OUR BUSINESS

         The securities brokerage business involves substantial risks of liability and corresponding litigation including class action and other suits that generally seek substantial damages including punitive damages. Like other securities brokerage firms, from time to time we are named as a defendant in civil lawsuits and arbitrations. Any significant monetary judgments against us in the course of litigation could have a material adverse effect on our business, financial condition and operating results.

WE MAY BE UNABLE TO HIRE AND RETAIN SKILLED PERSONNEL

         The success of our business is dependent upon having adequate levels of personnel with experience in the computer and brokerage business as well as persons with the necessary broker-dealer licenses. As a result of the prolonged market downturn, we have recently reduced our personnel by 46% and in the event that there is a significant increase in demand for our products and services in the future we may not have adequate personnel to handle the demand which could have a material adverse effect on our business, financial condition and operating results. Further, there can be no assurance that we can retain our existing personnel especially those whose stock options are largely underwater and might have little long term incentive to stay with us. We expect competition for qualified personnel to be intense in the event of a sustained upswing in the stock markets and there can be no assurance that we will be able to hire or retain skilled or licensed personnel to meet any increased demand.

               SPECIAL NOTICE REGARDING FORWARD-LOOKING STATEMENTS

         This prospectus (including the information incorporated by reference) contains forward-looking statements. These forward-looking statements are not historical facts but rather are based on current expectations, estimates and projections about our industry, our beliefs and our assumptions. Words such as "may," "will," "anticipates," "expects," "intends," "plans," "believes," "seeks" and "estimates" and variations of these words and similar expressions, are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond our control, are difficult to predict and could cause actual results to differ materially from those expressed, implied or forecasted in the forward-looking statements. In addition, the forward-looking events discussed in this prospectus (and the documents incorporated by reference) might not occur. These risks and uncertainties include, among others, those described in "Risk Factors" above and elsewhere in this prospectus. You are cautioned not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise.

PRICE RANGE OF COMMON STOCK

         Our common stock is traded in the over-the-counter market with prices quoted on the NASD's Automated Quotation System SmallCap market ("NASDAQ") under the trading symbol "JBOH." Quotations given are from NASDAQ and represent prices between dealers exclusive of retail mark-up, mark-down, or commission. They do not necessarily represent actual transactions.

                                         Quarter Ended

                                  3-31-01    6-30-01   9-30-01
                                  -------    -------   -------
Price range of common stock
         High                       3.00       2.14      1.75
         Low                        1.15       1.00      0.75
         Close at end of period     1.21       1.74      1.05

                                                 Quarter Ended

                                     3-31-00   6-30-00    9-30-00    12-31-00
                                     -------   -------    -------    -------
Price range of common stock
         High                         $9.38     $7.31      $5.50      $3.97
         Low                           5.59      2.63       3.56       1.47
         Close at end of period        6.88      3.50       3.59       1.66

                                                  Quarter Ended

                                    3-31-99    6-30-99     9-30-99     12-31-99
                                    -------    -------     -------     --------
Price range of common stock
         High                        $25.75     $25.13      $11.13      $10.38
         Low                           1.41       8.69        7.00        7.44
         Close at end of period        7.25      14.13        7.69        7.69

         The number of record holders of our common stock as of March 20, 2001 was approximately 230.

                                 DIVIDEND POLICY

         We have not declared or paid cash dividends on our common stock. Given our past expansion and overall business growth, we believe it has been prudent to retain and increase our capital base. We do not currently anticipate paying cash dividends. Future payments of dividends will depend upon, among other factors, regulatory restrictions, our consolidated earnings, overall financial condition, and cash and capital requirements.

                                 CAPITALIZATION

         The following table sets forth our capitalization on an actual basis as of June 30, 2001 and December 31, 2000. This table should be read in conjunction with our consolidated Financial Statements and the Notes thereto applying elsewhere in this prospectus. The following table does not give consideration to the offering or offerings of the 10,000,000 shares covered by this prospectus because of the prospective nature of any such offering.

                                                        JUNE 30,       DECEMBER 31,
                                                          2001             2000
                                                      ------------     ------------
                                                       (unaudited)

Shareholders' Equity:

         Common Stock, $.01 par value,
         100,000,000 shares authorized,
         15,193,226 shares issued                     $    151,932     $    151,932

         Additional paid-in capital                     16,446,381       16,446,381

         Retained earnings                              13,772,386       15,745,478

         Treasury stock 1,138,140 shares, at cost       (2,452,148)      (2,452,148)
                                                      ------------     ------------

                  Total Shareholders' Equity:         $ 27,918,551     $ 29,891,643
                                                      ============     ============

RECENT ACCOUNTING PRONOUNCEMENTS

         In September of 2000, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 140 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities - a replacement of FASB Statement No. 125." As of December 31, 2000, the Company has adopted accounting and disclosure requirements of SFAS No. 140 as set forth in paragraphs 15 and 17 of the Statement, respectively. All other provisions of the Statement were adopted as of March 31, 2001. The adoption of SFAS No. 140 did not have an impact on the financial condition or results of operations of the Company.

         The FASB has finalized new accounting standards covering business combinations, goodwill and intangible assets. These new rules published in July 2001, consist of SFAS No. 141 "Business Combinations" and SFAS No. 142 "Goodwill and Other Intangible Assets." In conjunction with these new accounting standards, the FASB has issued "Transition Provisions for New Business Combination Accounting Rules" ("Provisions") that require the Company to cease amortization of goodwill and adopt the new impairment approach as of January 1, 2002. Management does not expect SFAS No.'s 141 and 142 to have a material effect on the Company's financial position or results of operations.

         In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations". This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The purpose of this statement is to develop consistent accounting of asset retirement obligations and related costs in the financial statements and provide more information about future cash outflows, leverage and liquidity regarding retirement obligations and the gross investment in long-lived assets. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. The Company does not believe that the adoption of this statement will have a significant impact on the Company's financial position or results of operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         Market Risk Disclosures

         The following discussion about our market risk disclosures involves forward-looking statements. Actual results could differ materially from those projected in these forward-looking statements. We are exposed to market risk related to changes in interest rates and equity security price risk. We do not have derivative financial instruments for speculative or trading purposes.

         Retail broker-dealers with clearing operations, such as us, are exposed to risks that exceed the simple risk of loss of business due to the loss of retail customers and/or correspondents. Broker-dealers engaged in clearing operations for other correspondent broker-dealers are exposed to losses beyond the loss of business in the event that the correspondent fails. These risks result where the total assets, securities held in inventory, and cash of the failed correspondent are insufficient to cover the unpaid customer debits, together with losses which may be generated in the correspondent's trading account. We have established procedures to review a correspondent's inventory and activities in an effort to prevent such losses in the event of a correspondent's failure.

         Areas outside our control which affect the securities market, such as severe downturns or declines in market activity, may cause substantial financial exposure. This is particularly true with regard to the receivables that are carried in customer margin accounts. A significant decline in market value may decrease the value of securities pledged in the margin accounts to a point that the margin loans would exceed such value. While we are authorized to liquidate the securities and to utilize the customer's account balances to cover any shortfall, in a worst case scenario, such collateral may not be sufficient to cover all losses.

         Interest Rate Sensitivity and Financial Instruments

         For our working capital and reserves that are required to be segregated under federal or other regulations, we invest primarily in U.S. Treasury securities under agreements to resell. These agreements have maturity dates ranging from one to seven days, and do not present a material interest rate risk.

         Equity Price Risk

         JB Oxford acts as a market maker for approximately 550 public corporations whose stocks are traded on the NASDAQ National Market System, NYSE or other national exchanges. JB Oxford selects companies in which it makes a market based on a review of the current market activity, and also to facilitate trading activity of its own and correspondent's clients. Market making may result in a concentration of securities which may expose us to additional risk; however, we do not maintain a significant inventory of equity securities.

                                    BUSINESS

         Through our wholly-owned subsidiaries, we are engaged in the business of providing brokerage and related financial services to retail customers and broker-dealers nationwide. We are a fully integrated company, providing retail brokerage services, clearing services and market making services to our customers.

         We were incorporated in Delaware on March 31, 1987, and completed our initial public offering in September 1987. We changed our state of incorporation to Utah in 1990. Our business is headquartered in Los Angeles and we have additional offices in New York and Miami.

         Our primary subsidiary is JB Oxford & Company. JB Oxford is a registered broker-dealer offering the following services: (i) providing discount and electronic brokerage services to the investing public; (ii) providing clearing and execution services to independent broker-dealers ("correspondents") on a fully-disclosed basis; and (iii) acting as a market maker in stocks traded on NASDAQ National Market System and other national exchanges. For 2000, our consolidated revenues were $100,861,961, which consisted primarily of commission and interest income from discount and electronic brokerage division.

DISCOUNT AND ELECTRONIC BROKERAGE SERVICES

         In 1994, we began our strategy of providing retail investors a full line of brokerage services at discount prices. This strategy proved successful as few brokerage firms provided brokerage services at discount prices at that time. We were able to capitalize on this early position by providing customer service and attention comparable to that offered by larger full-service brokerage firms charging higher fees. Today, JB Oxford offers a full line of products and services to customers, which includes the ability to buy and sell securities, security options, mutual funds, fixed income products, annuities and other investment securities. JB Oxford customers are offered the choice of being assigned a personal account representative or calling directly to the Company's trading desk for order placement and account information. The marketing strategy implemented in recent years emphasizes this higher level of service compared to other discount brokerages.

         In 1995, in order to continue our commitment to providing a full line of brokerage services to our customers, we began providing electronic brokerage services. These services initially included computer trading through a dial-up networking connection and automated telephonic trading services. Since that time, we made many improvements to these services, including the launch of Internet trading in 1996. We continue to upgrade and improve our electronic brokerage technologies in order to provide our customers with the resources necessary to conveniently and economically execute securities transactions and access related financial information. In addition to our trading capabilities, our Internet site (www.jboxford.com) currently provides market quotes, charts, company research, and customer account information, such as cash balances, portfolio balances and similar information. To further enhance our brokerage services, JB Oxford began offering extended trading hours to its customers, allowing the placement of limit order trades (authorizing the purchase or sale of stock at a specified price or better) 45 minutes before and after traditional market hours.

         In recent years, the general public has become more comfortable dealing with financial matters through electronic means. We are positioned to take advantage of this growing market. Many brokerage firms that compete directly with us have positioned themselves to take advantage of this opportunity. The growth of firms providing the electronic delivery of financial services, particularly those on the Internet, has been strong in recent years. In September 1999, JB Oxford unveiled its enhanced web site featuring n*power, an integrated financial services account offering free Internet access, online trading and electronic financial services including online bill payment and free ATM/check card for customers maintaining a minimum account balance. We also redesigned our web site at www.jboxford.com to include a brighter look, improved speed, easier navigation and an expanded selection of timely market information and research tools. The new website also offers live, one-on-one technical support utilizing hosted live chat technology. We will continue to enhance JB Oxford online services to its customers.

         We also cater to customers within niche markets by providing services that address the particular needs of these customer bases. Examples of these markets include our efforts to develop divisions that cater specifically to Asian, Latin American and European customers. We serve the needs of the Asian American community through our two locations in the Los Angeles area, and the Latin American community through our office in Miami. We also provide discount brokerage services throughout Europe from our New York office and our Internet trading site. These niche-marketing efforts initially began as an outgrowth of our commitment to meeting the needs of our domestic U.S. customers, such as providing account representatives who are fluent in a customer's preferred language. With the growth in the electronic delivery of financial services, it is becoming economically feasible to provide these services to both domestic and international customers using the Internet. We intend to continue this niche marketing strategy; however, these markets are not expected to constitute a material portion of our business in 2001.

CLEARING AND EXECUTION SERVICES

         JB Oxford is self-clearing and as of October 1, 2001, JB Oxford provided clearing and execution services for 21 correspondents. The clearing business offers a high return on capital, and management believes by careful selection and monitoring of its correspondents, this business can remain profitable. We continue to look for opportunities to selectively add new correspondents, in an effort to replace clearing business that has been lost through attrition and decreasing market volumes.

         The clearing relationship involves the sharing of broker-dealer responsibilities between the introducing broker and the clearing broker. JB Oxford's correspondents (i.e., introducing brokers) are responsible for all customer contact, including opening customer accounts, determining customer suitability, placing customer orders, and responding to customer inquiries. JB Oxford, acting as the clearing broker, generally provides clearing and execution services including the receipt, confirmation, settlement, delivery and record-keeping functions involved in a securities transactions as well as providing back office functions such as: maintaining customer accounts; extending credit (in a margin account) to the customer; settling security transactions with the Depository Trust Clearing Corporation ("DTCC"); preparing customer trade confirmations and statements; performing certain cashiering and safe keeping functions; transmitting tax information to the customer and tax authorities; forwarding proxies and other shareholder information to customers; and similar activities.

         In providing clearing and execution services to correspondents, JB Oxford assumes certain responsibilities for the possession or control of customer securities and assets. As a result, JB Oxford's statements of financial condition reflect amounts receivable from customers on margin loans as well as amounts payable to customers and correspondents related to free credit balances held by JB Oxford for the benefit of its customers and correspondents.

         There are inherent risks in operating as a clearing agent. See "Risk Factors" above. Since JB Oxford makes loans to customers collateralized by customer securities, JB Oxford incurs the risk of a market decline that could reduce the value of the customer's underlying collateral securities below the customer's loan amount. For this reason, credit exposure must be monitored and actions must be taken on a timely basis to mitigate and minimize JB Oxford's exposure to these risks. JB Oxford mitigates its credit exposure by monitoring the adequacy of collateral from both individual customers and correspondents. Additionally, JB Oxford is subject to the margin rules established by the Board of Governors of the Federal Reserve System and the NASD.

         Acting as a clearing agent in the securities business requires both working capital and capital for regulatory requirements. See "Net Capital Requirements" below, for a more extensive discussion of capital requirements.

MARKET MAKING ACTIVITIES

         In order to facilitate the execution of security transactions for its own customers and the customers of its correspondents, JB Oxford acts as a market maker for approximately 550 public corporations whose stocks are traded on the NASDAQ National Market System, NYSE or other national exchanges.

         Generally, we do not maintain inventories of securities for sale to our customers. However, we do engage in certain principal transactions where, in response to a customer order, we will go at risk to the marketplace to attempt to capture the spread between the bid and offer. Most of our larger competitors are engaged in similar market making activities through subsidiaries or receive order flow payments from companies engaged in such market making activities. We believe we can maintain better control and be assured of proper executions of customer trades by providing these market making services directly to our customers.

         Our market making activities concentrate on the execution of unsolicited transactions for customers and are required to be in compliance with the NASD rules regarding best execution.

INTEREST INCOME

         We derive a portion of our income from interest generated on the margin accounts of our customers and, to a lesser extent, those of our correspondents. A margin account allows the customer to deposit less than the full cost of the security purchased while we lend the balance of the purchase price to the customer, secured by the purchased securities. Customers are charged interest on the amount borrowed to finance their margin transactions ranging from 0.25% below to 2.75% above the broker call rate, which is the rate at which brokers can generally obtain financing using margined and firm owned securities as collateral. As of December 31, 2000, the total of all debit balances held in active margin accounts was approximately $270,000,000. We finance our margin lending business primarily through customer free credit balances, stock loan and existing credit lines with commercial lenders.

         Pursuant to written agreements with customers, broker-dealers are permitted by the SEC's regulations to lend customer securities held as collateral in margin accounts. Customer free credit balances were approximately $185,000,000 at December 31, 2000. These credit balances are available to finance customer margin balances subject to the requirements of SEC rules. We also utilize stock loan arrangements with other broker dealers to finance customer debit balances.

         In addition to the above financing, JB Oxford has established omnibus/financing accounts and lines of revolving credit with banking institutions approximating $80,000,000 and uncommitted lines with broker dealers based upon available loan collateral.

SECURITIES INDUSTRY PRACTICES

         JB Oxford is registered with the SEC and the NASD and is a member of the following organizations: Chicago Stock Exchange, Pacific Stock Exchange, Cincinnati Stock Exchange, DTC, NSCC and Options Clearing Corporation. JB Oxford is registered as a securities broker-dealer in all 50 states and the District of Columbia. JB Oxford is also a member of the Securities Investors Protection Corporation, which provides JB Oxford's customers with insurance protection for amounts of up to $500,000 each, with a limitation of $100,000 on claims for cash balances. JB Oxford has also acquired an additional $10,000,000 in insurance coverage ($1,000,000 for cash balances) through National Union Fire Insurance Company of Pittsburgh, a subsidiary of American International Group ("AIG"), as added protection for individual customers' securities, covering all clients of JB Oxford's fully-disclosed correspondents and discount customers.

         JB Oxford is subject to extensive regulation by federal and state laws. The SEC is the federal agency charged with administration of the federal securities laws. Much of the regulation of broker-dealers, however, has been delegated to self-regulatory organizations, principally the NASD and the national securities exchanges. These self-regulatory organizations adopt rules, subject to approval by the SEC, which govern the industry and conduct periodic reviews of member broker-dealers. Securities firms are also subject to regulation by state securities commissions in the states in which they do business. The SEC, self-regulatory organizations, and state securities commissions may conduct administrative proceedings which can result in censure, fine, suspension, or expulsion of a broker-dealer, its officers or employees. The principal purpose of regulation and discipline of broker-dealers is the protection of customers and the securities markets, rather than protection of creditors and shareholders of broker-dealers. See "Risk Factors" above.

NET CAPITAL REQUIREMENTS

         JB Oxford is subject to SEC Rule 15c3-1, Net Capital Requirements For Brokers or Dealers, which establishes minimum net capital requirements for broker-dealers. Rule 15c3-1 is designed to measure financial integrity and liquidity in order to assure the broker-dealer's financial stability within the securities market. The net capital required under Rule 15c3-1 depends in part upon the activities engaged in by the broker-dealer.

         In computing net capital under Rule 15c3-1, various adjustments are made to exclude assets not readily convertible into cash and to reduce the value of other assets, such as a firm's position in securities. A deduction is made against the market value of the securities to reflect the possibility of a market decline prior to sale. Compliance with Rule 15c3-1 could require intensive use of capital and could limit JB Oxford's ability to pay dividends to us, which in turn could limit our ability to pay dividends to our shareholders. Failure to comply with Rule 15c3-1 could require us to infuse additional capital into JB Oxford, could limit our ability to pay our debts and/or interest obligations, and may subject JB Oxford to certain restrictions which may be imposed by the SEC, the NASD, and other regulatory bodies. Moreover, in the event that we can not or elect not to infuse the additional capital or otherwise bring the JB Oxford into compliance, JB Oxford would ultimately be forced to cease operations. See "Risk Factors" above.

         JB Oxford has elected to use the alternative method permitted by Rule 15c3-1, which requires it to maintain minimum net capital, as defined, equal to the greater of $250,000 or 2% of aggregate debit balances arising from customer transactions, as defined. At June 30, 2001, JB Oxford had net capital of $23,593,707, which was 13.7% of aggregate debit items and $20,137,710 in excess of the minimum amount required. At December 31, 2000, JB Oxford had net capital of $28,860,901, which was $23,275,591 in excess of the minimum amount required. At December 31, 1999, JB Oxford had net capital of $27,491,404, which was $18,699,718 in excess of the minimum amount required.

EMPLOYEES

         As of October 1, 2001, we had approximately 154 employees. Since January 1, 2001 we have reduced our workforce by 46% due to the continued market slowdown and reduction in transaction volume. As demand for our products and services increases in the future, we expect to need to correspondingly increase our personnel and there can be no assurance that we will be able to hire and retain qualified personnel. We consider our employee relationships to be good.

                                   PROPERTIES

         Our principal offices and the principal offices of JB Oxford are located at 9665 Wilshire Boulevard, 3rd Floor, Beverly Hills , California 90212. As of June 30, 2001, we lease or conduct our operations from and have our administrative offices at the following locations:

               Location                     Area (Sq. Feet)      Principal Use               Lease

9665 Wilshire Blvd., 3rd, 2nd, 5th and          27,240        Corporate Headquarters   Expires Dec. 2010
8th Floors, Beverly Hills, CA 90212                               and JB Oxford

One Exchange Plaza, 19th Floor                   6,050        JB Oxford                Expires Jun. 2006
New York, NY  10006

801 Brickell Ave., Suite 2450                    6,993        JB Oxford                Expires Feb. 2003
Miami, FL  33131

140 West Valley Blvd., Suite 220/1               2,017        JB Oxford                Expires May 2002
Gabriel, CA  91776

9601 Wilshire Blvd., Suite GF-3                  8,258        JB Oxford                Expires Jun. 2004
Beverly Hills, CA  90210

         Our office, and the offices and facilities of our subsidiaries, are considered by management to be generally suitable and adequate for their intended purpose.

                                LEGAL PROCEEDINGS

         We are a party to a number of pending legal, arbitration or administrative proceedings incidental to its business, including customer brokerage transactions claims as well as matters related to our clearing services resulting from the failure of certain correspondents. All of the legal, arbitration and administrative proceedings have arisen in the ordinary conduct of its business. To date, these proceedings have not had a material effect on our financial condition or results of operations. However, there can be no assurance that in future periods these proceedings will not have a material adverse effect on our financial condition or results of operations. Those proceedings that management believes may have a significant impact on us is described below.

         On February 14, 2000, we reached a settlement with the Los Angeles office of the United States Attorney's Office (the "USAO") in connection with the USAO's investigation of our prior management. However, while this settlement brings a resolution to the USAO investigation, the SEC investigation into these matters remains ongoing. We continue to cooperate with the SEC and are hopeful that the SEC investigation will be settled, but can make no assurance as to if or when it might be resolved.

         It is our understanding that the USAO and SEC investigations appear to focus primarily on two areas related to our previous management. The first is whether we, in our proxy filings with the SEC, properly and accurately reported shareholder information regarding our former management and ownership. The second area of focus is trading activity dating back to as early as 1993 by entities alleged to be associated with a former consultant to our company. We do not believe that current management was the subject of the investigation and the USAO did not bring charges against us.

         While we maintain our innocence, we agreed to pay a total of $2.0 million over three years to settle the USAO matter and to reimburse the USAO for the substantial expense associated with the two and a half-year investigation. The agreement with the USAO provides that as long as we comply with its terms, the USAO will not bring charges against us in connection with the matters that are the subject of the investigation. The settlement further requires us to comply with all applicable federal and state securities and other laws and regulations and to cooperate with the ongoing investigation of others by the USAO and other governmental agencies, including producing documents and other evidence, and providing technical assistance and analysis. Pursuant to the settlement, JBOC retained an independent expert that conducted a compliance review and audit. The expert has submitted its report to the USAO. The settlement contains other miscellaneous requirements, with regard to which we believe we are in full compliance. Furthermore, under the terms of the settlement, we also agreed that we would be subject to monetary penalties and the USAO would not be bound by its promise of non-prosecution if we materially failed to abide by the terms of the settlement.

         In addition, the settlement states that if on or before February 14, 2001 we will enter into a settlement with the SEC that involves a payment of $1.0 million or more to the SEC, the USAO has agreed that our obligation to the USAO would be reduced by $500,000. Discussions are ongoing with the USAO regarding extending this agreement, based upon the proposed SEC settlement. On October 12, 2000, the Pacific Regional Office of the SEC advised us that it is recommending that the SEC accept our $1.5 million offer to settle the SEC's investigation. If the proposed settlement is accepted, JB Oxford will also agree to a censure, to refrain from any violations of securities laws, and to take certain actions to ensure continued compliance with federal securities laws. We paid $500,000 of the USAO settlement amount in the first quarter of 2000, $500,000 in the first quarter of 2001, and the remainder will be paid in equal annual installments over two years. If the SEC accepts the regional office's recommendation, payments to the USAO and SEC would total $3.0 million. This amount has been accrued and included in accounts payable and accrued liabilities.

         However, we can give you no assurances that this matter will be settled as set forth above. If the matter is not settled, our obligations relating to this matter could exceed the amount accrued.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

         The following table sets forth certain information with respect to our executive officers and directors as of the date of this prospectus:

         Name              Age                    Positions With the Company
         ----              ---                    --------------------------
Christopher L. Jarratt      39    Director, Chairman of the Board and Chief Executive Officer
James G. Lewis              36    Director, President and Chief Operating Officer
Michael J. Chiodo           44    Chief Financial Officer and Treasurer
Scott G. Monson             42    General Counsel and Secretary
Mark D. Grossi              47    Director
David G. Mahood             39    Director
Terry N. Pefanis            42    Director

         Christopher L. Jarratt has served as one of our directors and as our Chairman of the Board and Chief Executive Officer since June 1998. Since May 1997, Mr. Jarratt has been a director of Pacific Gateway Properties, Inc., a publicly-traded real estate company. Since 1992, Mr. Jarratt has also served as President of Jarratt Associates, Inc., a company engaged in various investment activities. Mr. Jarratt has been Chief Manager of Third Capital, LLC, a company engaged in various investment and advisory activities, since September 1996 and Chief Manager and Chief Executive Officer of Third Capital Partners, LLP, a company engaged in various investment and advisory activities, since 1998.

         James G. Lewis has served as one of our directors, and as our President and Chief Operating Officer since June 1998. From May 1994 through August 1996, Mr. Lewis was employed as an attorney with the law firm of Shumaker, Loop & Kendrick LLP, Tampa, Florida. Prior to that time, Mr. Lewis was employed as an attorney with the law firm of Johnson, Blakely, Pope, Bokor, Ruppel & Burns, P.A., Clearwater, Florida. Since September 1996, Mr. Lewis has been Chief Operating Officer and General Counsel of Third Capital, LLC, a company engaged in various investment and advisory activities.

         Mark D. Grossi has served as one of our directors since June 1998. Since 1992, Mr. Grossi has served as a director and Executive Vice President of Charter One Financial, Inc., a publicly-traded savings and loan holding company. Mr. Grossi also serves as Executive Vice President and Chief Retail Banking Officer of Charter One Bank, a subsidiary of Charter One Financial. Mr. Grossi is a director of Pacific Gateway Properties, Inc., a publicly-traded real estate company, and Liberty Self-Stor, Inc., a publicly-traded real estate investment trust.

         Michael J. Chiodo has served as our Chief Financial Officer and Treasurer since September 1997. Mr. Chiodo served as the Company's Acting Chief Financial Officer from August 1994 to September 1997 and joined the Company in 1990. Mr. Chiodo is also a former partner of the accounting firm of Sorensen, Chiodo & May.

         Scott G. Monson has served as our General Counsel since September 1997 and our Secretary since June 1998. From August 1994 to September 1997, Mr. Monson served as our Associate General Counsel and as our Legal Counsel from March 1989 to August 1994. Mr. Monson is admitted to practice law in the States of California (1997), Texas (1995), District of Columbia (1993) and Utah (1985).

         David G. Mahood has served as one of our directors since November 1998. Since June 1997, Mr. Mahood has served as a director and Chief Executive Officer of MGC, Inc., a specialty contractor for laboratory and institutional equipment and furnishings, and as Sales and Operation Manager prior to that time.

         Terry N. Pefanis has served as one of our directors since March 2001. Since May 1997, Mr. Pefanis has been the Chief Financial Officer of the Creative Content Group of Gaylord Entertainment Company, a publicly-traded entertainment and communications company . From October 1994 through April 1997, Mr. Pefanis was a Corporate Finance and Internal Audit Director for Gaylord Entertainment Company.

BOARD OF DIRECTORS

         Our Board of Directors develops our business strategy and oversees our operations. It establishes the overall policies and standards for our company and reviews the performance of management in executing the business strategy. The directors are kept informed of our operations at meetings of the Board of Directors and our established committees, through reports and analyses presented to the Board of Directors, and by discussions with management.

COMMITTEES OF THE BOARD OF DIRECTORS

         Our Audit Committee assists the Board of Directors in fulfilling its responsibility of overseeing (1) the quality and integrity of our Company's accounting, auditing and financial reporting practices; (2) the compliance by the company with legal and regulatory requirements; and (3) the independence and performance of the company's internal and external auditors. The Audit Committee's current composition satisfies the regulations of the NASD governing audit committee composition, including the requirement that all audit committee members be "independent directors" as defined in the NASD listing standards. The Audit Committee reviews and discusses the financial statements with management. The Audit Committee also discusses with our independent public accountants the matters required by Statement on Auditing Standards ("SAS") No. 61, "Communication with Audit Committees," as amended by SAS No. 90. The Audit Committee consists of Mark D. Grossi, David G. Mahood, and Terry N. Pefanis.

         In April 1999, the Board of Directors established the Compensation Committee which consists of Messrs. Grossi and Mahood. The Compensation Committee reviews and makes recommendations regarding compensation and individual bonus programs for our executive officers. Stock options and restricted stock awards granted to our executive officers are also recommended by the Compensation Committee. The Compensation Committee submits its proposals and recommendations for compensation, bonus programs and equity based awards for our executive officers to the full Board for approval. The Compensation Committee subscribes to a total compensation program for our executive officers. The compensation program is composed of three elements: base salary, annual incentives and long-term equity based compensation.

         The Compensation Committee's overall policy is to offer our executive officers competitive cash and long-term equity based compensation opportunities based upon their personal performances, our financial performance and their personal contribution to our financial performance.

DIRECTOR COMPENSATION

         Non-employee directors are compensated $10,000 per quarter, $2,500 for each Board meeting attended and $500 for each telephonic meeting.

         The Non-Employee Directors' Stock Option Plan, as amended (the "Directors' Stock Plan"), provides for the grant of non-qualified stock options to purchase 25,000 shares of our Common Stock to each non-employee director upon his or her initial election to the Board of Directors and an additional annual grant of 5,000 non-qualified stock options. See "Executive Compensation - Stock Option Plans."

EXECUTIVE COMPENSATION

         Summary Compensation Table

         The following table summarizes the compensation we paid, in the last three years, to our Chairman of the Board and Chief Executive Officer, President and Chief Operating Officer, Chief Financial Officer and General Counsel, the only executives who earned more than $100,000 annually in total compensation at any time during that period (the "Named Executive Officers").

                                                              Long-Term Compensation
                                                              -----------------------
                                                                            Shares of
                                    Annual Compensation       Restricted     Stock
                                ---------------------------    Stock       Underlying        Other
     Name and Position          Year     Salary      Bonus    Awards(1)    Options (2)    Compensation
     -----------------          ----    --------    --------  ---------    -----------   -------------

Christopher L. Jarratt,         2000    $     --    $     --     --          325,000     $1,020,000(3)
Chairman of the Board and       1999          --     102,000     --          275,000        525,000(3)
Chief Executive Officer         1998          --          --     --          800,000        210,000(3)

James G. Lewis, President       2000    $     --    $     --     --          300,000     $       --(3)
and Chief Operating Officer     1999          --      98,000     --          250,000             --(3)
                                1998          --          --     --          750,000             --(3)

Michael J. Chiodo, Chief        2000    $134,250    $ 15,507     --            2,000     $    8,785(4)
Financial Officer and           1999     122,741      10,000     --            2,000          7,728(4)
Treasurer                       1998     112,521       5,000      4               --          1,752(4)

Scott G. Monson, General        2000    $117,813    $ 25,000     --            2,000     $    9,677(5)
Counsel and Secretary           1999     107,626      10,547     --            2,000          4,100(5)
                                1998     102,292      10,000      5               --          1,980(5)

(1) Shares of Common Stock issued under our Employee Stock Ownership Plan. See "Long-Term Incentive and Pension Plans."

(2) Options to purchase Common Stock granted pursuant to our 1998 Stock Option and Award Plan. See "Stock Option Plans."

(3) We paid $1,020,000, $525,000 and $210,000 for the years 2000, 1999 and 1998, respectively, to Third Capital Partners, LLC for professional and advisory services, including the services of Messrs. Jarratt and Lewis. Mr. Jarratt is Chief Manager and Chief Executive Officer of Third Capital. Mr. Lewis is Chief Operating Officer and General Counsel of Third Capital. See "Employment Agreements and Compensation Arrangements."

(4) Other Compensation for 2000 includes $5,892 for health insurance premiums paid by us, $1,213 for life insurance premiums paid by us and contributions by us to our 401(k) savings plan as a matching contribution in the amount of $1,680. Other Compensation for 1999 includes $5,478 for health insurance premiums paid by us, $1,213 for life insurance premiums paid by us and contributions by us to our 401(k) savings plan as a matching contribution in the amount of $1,037. Other Compensation for 1998 includes $1,165 for life insurance premiums paid by us and contributions by us to our 401(k) savings plan as a matching contribution in the amount of $587.

(5) Other Compensation for 2000 includes $2,027 for health insurance premiums paid by us, $5,658 for life insurance premiums paid by us and contributions us to our 401(k) savings plan as a matching contribution in the amount of $1,992. Other Compensation for 1999 includes $1,828 for health insurance premiums paid by us, $1,528 for life insurance premiums paid by us and contributions by us to our 401(k) savings plan as a matching contribution in the amount of $744. Other Compensation for 1998 includes $1,480 for life insurance premiums paid by us and contributions by us to our 401(k) savings plan as a matching contribution in the amount of $500.

OPTION GRANTS IN 2000

The following table summarizes information concerning options granted in 2000 to each of the Named Executive Officers.

                                                                                      Potential Realizable Value
                                               Percent of                             at Assumed Annual Rates of
                         Number of Shares    Total Options                             Stock Price Appreciation
                          of Common Stock      Granted to     Exercise                     for Option Term
                            Underlying        Employees in    Price Per   Expiration  --------------------------
          Name                Options             2000          Share        Date          5%           10%
          ----           ----------------    -------------    ---------   ----------    --------    ----------

Christopher L. Jarratt        325,000             50.0%        $3.59375    7/07/2010    $734,529    $1,861,441
James G. Lewis                300,000             46.2%         3.59375    7/07/2010     678,027     1,718,254
Michael J. Chiodo               2,000                 *         3.68750    6/23/2010       4,638        11,754
Scott G. Monson                 2,000                 *         3.68750    6/23/2010       4,638        11,754

---------------
*        Less than 1%.

         Option Values at December 31, 2000

         The following table summarizes information concerning the number of unexercised options held by Named Executive Officers as of December 31, 2000. Also reported are values of "in-the-money" options, that is, the amount by which the exercise price of the option is exceeded by the last sale price of the Common Stock on December 31, 2000. No Named Executive Officer exercised any options in 2000.

                                                                    Value of Unexercised In-the-Money Options
                          Number of Options at December 31, 2000             at December 31, 2000
           Name             Exercisable         Non-exercisable        Exercisable          Non-exercisable

Christopher L. Jarratt       625,000                 775,000            $186,667                $93,333
James G. Lewis               583,333                 716,667             175,000                 87,500
Michael J. Chiodo              2,000                   2,000                  --                     --
Scott G. Monson                2,000                   2,000                  --                     --

STOCK OPTION PLANS

         We currently maintain three stock plans to attract and retain key employees and outside directors. The following is a brief discussion of each of the stock plans.

         1994 Stock Option Plan

         Our 1994 Stock Option Plan provides for the grant of options to purchase an aggregate of 1,000,000 shares of our Common Stock. Each option has an exercise price equal to the fair market value of the Common Stock on the date of grant, except for incentive stock options to beneficial owners of 10% or more of the Common Stock, which must have an exercise price of 110% of fair market value on the date of grant. During 2000, 50,000 options were exercised under the 1994 Stock Plan and as of December 31, 2000, 328,500 options were outstanding.

         Non-Employee Directors' Stock Option Plan

         The Directors' Stock Plan provides for the grant of options to purchase an aggregate of 1,000,000 shares of our Common Stock. Under the terms of the Directors' Stock Plan, each non-employee director is granted non-qualified stock options to purchase 25,000 shares of our Common Stock upon his or her election as a director. In addition, the Directors' Stock Plan provides for an annual grant to non-employee directors of non-qualified stock options to purchase 5,000 shares of our Common Stock. Each option has an exercise price equal to the fair market value of the Common Stock on the date of the grant, and vests over a period of three years with one-third vesting on each anniversary date of the grant. As of December 31, 2000, 315,000 options had been granted under the Directors' Stock Plan.

         1998 Stock Option and Award Plan

         Our 1998 Stock Option and Award Plan provides for the grant of an aggregate of 3,500,000 shares of our Common Stock that are issuable upon the exercise of stock options or restricted share. Each option is exercisable for up to ten years at an option price of not less than the fair market value of our Common Stock on the date the option is granted, or for up to five years at an option price of not less than 110% of the fair market value of our Common Stock on the date the option is granted in the case of an officer or other key employee who owns, at the time the option is granted, more than 10% of our Common Stock. Restricted share awards constitute an immediate transfer of ownership to the recipient in consideration of the performance of services. Restricted share awards may be made for no additional consideration or for consideration of a payment by the participant that is less that the current fair market value of the Common Stock. As of December 31, 2000, 2,710,500 options had been granted under the 1998 Stock Plan.

         Long-Term Incentive and Pension Plans

         We maintain a 401(k) savings plan for its employees. We match 25% of the total contributions made by eligible employees up to 6% of their annual salary.

         We also maintain an Employee Stock Ownership Plan ("ESOP"). The ESOP provides for a formula grant of Common Stock to all of our eligible employees. The formula is based upon the ratio that each participant's annual compensation bears to the total annual compensation for all participants. All shares of Common Stock granted to eligible employees under the ESOP vest over a period of seven years. Our contribution to the ESOP is to be determined by the Board of Directors annually. We have made no contributions to the ESOP since December 31, 1992. We have terminated the ESOP as of November 28, 2000. Our plan administrator is performing a final valuation of the ESOP and distributions will be made to all vested participants in the form of stock.

         Other than the 401(k) plan and the ESOP, we do not have any long-term incentive, pension or similar plans.

         Employment Agreements and Compensation Arrangements

         We have retained Third Capital Partners, LLC ("Third Capital") to provide certain professional and advisory services, including the services of Mr. Jarratt as Chairman of the Board and Chief Executive Officer, and Mr. Lewis as President and Chief Operating Officer. We pay Third Capital $85,000 per month and reimburse Third Capital's out-of-pocket expenses for its services and direct expenses paid for by Third Capital on our behalf. During 2000, we paid Third Capital a total of $1,020,000 for professional and advisory services, and reimbursed Third Capital $318,607 for its expenses. In connection with the professional and advisory services performed by Third Capital, we also provide certain benefits to Third Capital including, but not limited to, office space and equipment, lodging and transportation. In connection with this obligation, we paid approximately an additional $90,000 directly to third parties on behalf of Third Capital in 2000. Mr. Jarratt is the Chief Manager and Chief Executive Officer, and Mr. Lewis is the Chief Operating Officer and General Counsel of Third Capital.

         Compensation Interlocks and Insider Participation

         Prior to the establishment of the Compensation Committee in April 1999, the Board of Directors acting as a whole, including Messrs. Jarratt and Lewis, made decisions regarding executive compensation.

                             PRINCIPAL SHAREHOLDERS

         The following table includes, as of the date of this prospectus, stock ownership for each shareholder known by us to be the owner of more than 5% of our outstanding shares of Common Stock, each director, director nominee and Named Executive Officer and all directors and executive officers of our company as a group. Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all shares of Common Stock beneficially owned by them.

                                    Convertible
Name and Address(1)                 Debt               Options        Shares      Percentage (2)
-------------------                 -----------       ---------       -------     --------------
Christopher J. Jarratt              7,740,992(3)      1,400,000(4)    187,500(5)         40%

James G. Lewis                             --         1,300,000(4)     42,800           8.7%

Mark D. Grossi                             --            60,000(6)         --             *

David G. Mahood                            --            35,000(6)         --             *

                                    Convertible
Name and Address(1)                 Debt               Options        Shares        Percentage
------------------------            -----------       ---------       -------       ----------
Terry N. Pefanis                           --            25,000(6)         --             *

Michael J. Chiodo                          --             4,000(4)      5,821             *

Scott G. Monson                            --             4,000(4)     19,215             *

Third Capital Partners, LLC         7,740,992(3)             --       100,000            36%
3773 Howard Hughes Parkway
Las Vegas, Nevada 89109

All Named Executive Officers        7,740,992         2,828,000       255,336            44%
and Directors as a group

---------------

*        Less than 1%

(1) Unless otherwise indicated, the address of each of the beneficial owners is c/o JB Oxford Holdings, Inc., 9665 Wilshire Boulevard, Suite 300, Beverly Hills, California 90212.

(2) Assumes the exercise of all options held by the shareholder, whether or not presently exercisable, and the conversion of all convertible debt into shares of Common Stock.

(3) Includes 4,883,850 shares of Common Stock issuable to Third Capital Partners, LLC upon the conversion of $3.4 million of our 9% Senior Secured Convertible Notes and 2,857,142 shares of Common Stock issuable to Third Capital upon the conversion of $2.0 million of our 9% Secured Convertible Notes. Mr. Jarratt, as Chief Manager and Chief Executive Officer of Third Capital, has the sole right to vote, or direct the voting of, and the sole power to dispose or to direct the disposal of, of the shares of Common Stock owned by Third Capital. See "Certain Relationships and Related Transactions."

(4) Represents options to purchase Common Stock granted pursuant to the 1998 Stock Option and Award Plan. See "Stock Option Plans."

(5) Includes 40,000 shares of Common Stock owned by Mr. Jarratt's wife and 100,000 shares of Common Stock owned by Third Capital Partners.

(6) Represents options to purchase Common Stock granted under the Directors' Stock Plan. See "Stock Option Plans."

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

         We retain Third Capital to furnish certain professional and advisory services to the Company, including the services of Messrs. Jarratt and Lewis. See "Executive Compensation." For such services we paid Third Capital $210,000, $525,000 and $1,020,000 in 1998, 1999 and 2000, respectively and $510,000 for the six months ended June 30, 2001.

         On January 9, 2001, we entered into a non-exclusive investment banking agreement with Third Capital to explore potential strategic acquisition and transactions with other parties. Mr. Jarratt is the Chief Manager and Chief Executive Officer, and Mr. Lewis is the Chief Operating Officer and General Counsel of Third Capital. Third Capital will not receive any compensation under this agreement other than a contingent fee equal to a percentage of the consideration of a successful transactions. We will also reimburse Third Capital for its reasonable costs and expenses incurred in connection with its services under the agreement. The agreement has an initial term of six months with successive 90-day renewals after that. Either party may terminate the agreement for any reason at the conclusion of the initial six-month term or any 90 day renewal period.

         On December 13, 2000, we loaned Third Capital Partners, LLC $2,500,000. The loan bears interest at 9.25% payable monthly with the principal amount due on December 31, 2001. Third Capital Partners, LLC is a significant shareholder of our company. See "Stock Ownership of Certain Shareholders and Management." In addition, Mr. Jarratt is the Chief Manager and Chief Executive Officer, of Third Capital Partners, LLC.

         In February 1999, we established the JB Oxford Revocable Government Trust (the "Trust"), a wholly owned subsidiary, to purchase Common Stock. Third Capital served as trustee of the Trust, without compensation. We loaned the Trust $586,915, which the Trust used to purchase 469,540 shares of our Common Stock for an average price of $1.25 per share. The Trust terminated pursuant to its terms on February 18, 2001, and ownership of the Trust shares was transferred to us in satisfaction of the loan.

         Third Capital Partners, LLC is the beneficial owner of the principal amount of $5,418,696 of our convertible notes. In June 1998, we sold to Third Capital Partners, LLC the principal amount of approximately $3,418,696 of our 9% Senior Secured Convertible Notes issued pursuant to the JB Oxford Holdings, Inc. Senior Secured Convertible Note Purchase Agreement dated March 11, 1995. Additionally, in June 1998 we sold to Third Capital Partners, LLC the principal amount of $2,000,000 of our 9% Secured Convertible Notes Due December 31, 1999 issued pursuant to the JB Oxford Holdings, Inc. Secured Convertible Note Purchase Agreement dated June 8, 1998. The notes are immediately convertible into our common stock at the rate of $0.70 per share which would equal 7,740,992 shares of our common stock. The maturity date of the notes was extended to December 31, 2001, and we are authorized to make interest payments only until maturity. We paid interest to Third Capital on the convertible notes in the amount of $281,984, 487,683 and $489,019 in 1998, 1999 and 2000, respectively and $240,501 for the six months ended June 30, 2001.

                          DESCRIPTION OF CAPITAL STOCK

         Our authorized capital stock consists of 100,000,000 shares of common stock and 10,000,000 shares of preferred stock. The following summary description of our capital stock is not intended to be complete and is qualified in its entirety by reference to the provisions of applicable law and to our Amended and Restated Certificate of Incorporation (the "Charter") and Amended and Restated By-laws (the "By-laws"), filed as exhibits to the Registration Statement of which this prospectus is a part.

COMMON STOCK

         We are authorized to issue an aggregate of one hundred million (100,000,000) shares of common stock. As of August 10, 2001 there were 14,055,086 shares of common stock outstanding. Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of shareholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the Board of Directors out of funds legally available therefor, subject to any preferential dividend rights of outstanding preferred stock which we may designate and issue in the future. Upon our liquidation, dissolution or winding up, the holders of common stock are entitled to receive ratably our net assets available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The outstanding shares of common stock are, and the shares offered by us in any offering pursuant to this prospectus will be, when issued and paid for, fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of preferred stock which we may designate and issue in the future. Our common stock is listed on the Nasdaq SmallCap Market under the symbol "JBOH."

PREFERRED STOCK

         We are authorized to issue an aggregate of ten million (10,000,000) shares of convertible preferred stock, of which 9,800,000 remain available for issuance. We currently have no shares of preferred stock outstanding. Our Charter provides that the preferred stock shall carry a minimum of a 6% cumulative dividend, shall have a ten dollar ($10.00) par value and a ten dollar ($10.00) liquidation preference. Our Charter also provides that the Board of Directors shall determine the applicable cumulative dividend for such stock issued at meeting(s) called for that purpose. Holders of preferred stock have no preemptive, subscription, redemption or conversion rights. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, a majority of our outstanding voting stock.

CONVERTIBLE NOTES

         In June 1998, we sold to Third Capital Partners, LLC and another investor our 9% Senior Secured Convertible Notes in the principal amount of approximately $3,900,000 which notes were issued pursuant to the JB Oxford Holdings, Inc. Senior Secured Convertible Note Purchase Agreement dated March 11, 1995. Additionally, in June 1998 we sold to Third Capital Partners, LLC the principal amount of $2,000,000 of our 9% Secured Convertible Notes Due December 31, 1999 issued pursuant to the JB Oxford Holdings, Inc. Secured Convertible Note Purchase Agreement dated June 8, 1998. The notes are immediately convertible into our common stock at the rate of $0.70 per share. In February 1999, an investor holding $502,615 in face value of our 9% Senior Secured Convertible Notes exercised its right to convert the notes into 718,021 shares of our common stock. The maturity date of the notes was extended to December 31, 2001, and we are authorized to make interest payments only until maturity.

CERTAIN CHARTER AND BY-LAW PROVISIONS; ANTI-TAKEOVER EFFECTS

         Our By-laws provide that:

         - the Board shall be fixed from time-to-time by resolution of the Board; and

         - vacancies on the Board of Directors may be filled by a majority of the remaining Directors, or by a sole remaining Director, or by the shareholders except that a vacancy created by the removal of a Director by the vote or written consent of the shareholders may be filled only by a the vote of a majority of the shares entitled to vote.

         The By-laws provide for a Board of Directors consisting of no less than three (3) but no more than seven (7) Directors. The number of Directors may be increased beyond seven (7) only by approval of our outstanding shares. Our Directors shall be elected at the annual meeting of the shareholders and shall serve until the next succeeding annual meeting and until their successors have been elected and qualified.

         Under the By-laws, special meetings of the shareholders may be called by the Chairman of the Board, the President, any Vice-President, the Board, or one or more shareholder holding not less than one-fifth (1/5) of the voting power of our corporation, and only matters set forth in the notice calling any such meeting may be considered at the meeting. The By-laws provide that stockholder actions must be taken at a meeting at which a quorum of shareholders is present in person or by proxy and that shareholders will not be entitled to take action by written consent in lieu of a meeting. The By-laws provide that the Board of Directors may postpone a scheduled shareholders' meeting, and the Chairman of the Board may adjourn a shareholders' meeting even if a quorum is present. Nominations for election to the Board of Directors may be made at a meeting of shareholders only (i) by or at the direction of the Board, (ii) by any nominating committee or person appointed by the Board or (iii) by any shareholders entitled to vote for the election of directors at the meeting who complies with the notice procedures outlined in the By-laws. Stockholder nominations of director nominees must be submitted to our Secretary not less than sixty (60) days nor more than ninety (90) days prior to the meeting; provided, however, that in the event that less than seventy (70) days notice or prior public disclosure of the date of the meeting is given, notice by the stockholder must be received not later than the close of business on the tenth day following the date on which such notice of the date of the meeting was mailed or such public disclosure was made, whichever occurs first.

         The foregoing provisions could have the effect of delaying until the next annual shareholders meeting stockholder actions which are favored by the holders of a majority of our then outstanding voting securities. These provisions may also discourage another person or entity from making a tender offer for our common stock, because such person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called shareholders' meeting, and not by written consent.

         The By-laws may be amended at any time by a majority vote of the Board or shareholders, except that any of the following amendments require the approval of three-fourths (3/4) of the Board or then outstanding-shares:

         - any amendment reducing the percentage of outstanding shares required to constitute a quorum for the transaction of business or required to authorize any stockholder action;

         - any amendment reducing the number of directors required to constitute a quorum for the transaction of business or required to authorize any action on the part of the board;

         - any amendment increasing or decreasing the number of directors;

         - any amendment imposing or eliminating any stock transfer, restriction or mandatory stock purchase obligations;

         - any amendment to the "Amendments to Bylaws" section.

         The Articles of Incorporation provide that an affirmative vote of a majority of the shares entitled to vote on any matter is required to amend the certificate of incorporation.

                   LIMITATION OF LIABILITY AND INDEMNIFICATION

         Utah law limits a director's liability for monetary damages, except for breach of a director's duties under certain circumstances. Our Articles of Incorporation and By-laws contain provisions limiting a director's liability for monetary damages to the fullest extent permitted by Utah law. Our Articles of Incorporation and By-laws also require us to indemnify our directors, and permit us to indemnify our officers, employees' fiduciaries and other agents, to the fullest extent permitted under Utah law. These provisions do not limit or eliminate our or any stockholder's rights to seek non-monetary relief, such as an injunction or rescission, in the event of a breach of a director's fiduciary duty. These provisions will not alter a Director's liability under federal securities laws. The Articles of Incorporation and By-laws also contain provisions indemnifying our Directors and officers to the fullest extent permitted under Utah law. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as Directors.

                          TRANSFER AGENT AND REGISTRAR

         The transfer agent and registrar for our common stock is Transfer Online, Portland, Oregon.

                              PLAN OF DISTRIBUTION

         This prospectus relates to 10,000,000 shares of common stock that we may issue from time to time in connection with acquisitions of assets or businesses. We intend to concentrate our acquisitions in areas related to or that would complement or expand our current business. We will furnish this prospectus to the owners of such businesses, assets or securities to be acquired. We have not fixed a period of time during which the common stock offered by this prospectus may be offered or sold. We do not expect to receive any cash proceeds from the sale of shares of common stock issued pursuant to this prospectus.

         We may structure business acquisitions in a variety of ways, including acquiring stock, other equity interests or assets of the acquired business or merging the acquired business with us or one of our subsidiaries. In addition to the shares of common stock offered by this prospectus, we may offer other consideration, including stock options, cash, notes or other evidences of debt, assumption of liabilities and/or a combination of these types of consideration. In addition, we may lease property from, and enter into management agreements and consulting and noncompetition agreements with, the former owners and key executive personnel of the businesses to be acquired.

         The terms of acquisitions involving the issuance of the shares of common stock covered by this prospectus are expected to be determined by direct negotiations between our representatives and the owners or controlling persons of the assets, businesses or securities to be acquired. Factors taken into account in acquisitions may include, among other factors, the quality and reputation of the business to be acquired and its management, the strategic market position of the business to be acquired, its proprietary assets, earning power, cash flow and growth potential, and the market value of its common stock when pertinent. It is anticipated that shares of our common stock issued in any such acquisition will be offered at approximately the current market value of the common stock. The value will be determined either when the terms of the acquisition are tentatively or finally agreed to, when the acquisition is completed, or during a period of time before we deliver the shares.

         We do not expect to pay underwriting discounts or commissions, although we may pay finders' fees from time to time in connection with certain acquisitions. Any person receiving finders' fees may be deemed to be an "underwriter" within the meaning of the Securities Act, and any profit on the resale of shares of common stock purchased by them may be considered underwriting commissions or discounts under the Securities Act.

         In an effort to maintain an orderly market in the common stock or for other reasons, we may negotiate agreements with persons receiving common stock covered by this prospectus that will limit the number of shares that they may sell at specified intervals. These agreements may be more or less restrictive than restrictions on sales made under the exemption from registration requirements of the Securities Act, including the requirements under Rule 144 or Rule 145(d), and the persons party to these agreements may not otherwise be subject to the Securities Act requirements. We anticipate that, in general, negotiated agreements will be of limited duration and will permit the recipients of common stock issued in connection with acquisitions to sell up to a specified number of shares per business day or days.

         We may be required to provide further information by means of a post-effective amendment to the registration statement or a supplement to this prospectus once we know the actual information concerning a specific acquisition. In addition, if an acquisition has a material financial effect upon us, a current report on Form 8-K and/or a post-effective amendment to the registration statement of which this prospectus is a part will be filed subsequent to the acquisition. The current report and/or post-effective amendment will contain financial and other information about the acquisition which is material to subsequent acquirers of the common stock offered by this prospectus, including, if applicable, pro forma information for us and historical financial information about the entity being acquired.

                                RESALES OF SHARES

         The common stock offered by this prospectus is being registered under the Securities Act of 1933, but except as provided below, this registration does not cover the resale or distribution by persons who receive common stock issued by us in our acquisitions.

         Although this prospectus generally does not cover such resales, individuals and entities that are not affiliates (as that term is defined in Rule 144 under the Securities Act) of the entity being acquired and who do not become affiliates of our company will not be subject to resale restrictions under Rule 145 and, unless otherwise contractually restricted, may resell shares of our common stock immediately following the acquisition without an effective registration statement under the Securities Act.

         Affiliates of entities acquired by us who do not become affiliates of our company as a result of the acquisition may only resell shares received under this prospectus if the resale is made pursuant to an effective registration statement under the Securities Act, or if it is made in compliance with Rule 145 under the Securities Act or another applicable exemption from the registration requirements of that act. Generally, Rule 145 permits affiliates of the acquired entity to resell such shares, immediately following the acquisition in compliance with certain volume limitations and manner-of-sale requirements. Under Rule 145, sales by such affiliates during any three-month period cannot exceed the greater of (1) one percent of the shares of our common stock outstanding and (2) the average weekly reported volume of trading of shares of our common stock on the Nasdaq SmallCap Market and all other national securities exchanges during the four calendar weeks preceding the proposed sale. These restrictions will cease to apply under most circumstances if the affiliate has held the common stock for at least two years, provided that the person or entity is not then an affiliate of our company. The ability of affiliates to resell shares of our common stock under Rule 145 will be subject to our company having satisfied its reporting requirements under the Securities Exchange Act of 1934 for specified periods prior to the time of sale.

         Notwithstanding the foregoing, we may, on a case by case basis agree to allow certain persons who receive large blocks of our common stock in any future acquisitions covered by this prospectus to resell their shares of common stock pursuant to this prospectus. However, no person who receives the securities covered by this prospectus will be authorized to use this prospectus for an offer of such securities without first obtaining our written consent, which consent may be withheld in our sole discretion. We may limit our consent to a specified time period and subject our consent to certain limitations and conditions, which may vary by agreement.

         We will provide the information identifying any people reselling securities under this prospectus and will disclose information about them and the securities they are reselling in a prospectus supplement as may then be required by the Securities Act and the rules of the Securities and Exchange Commission. Selling shareholders that use this prospectus to sell shares may sell shares privately at prices to be individually negotiated with the purchasers, or publicly through transactions in the over-the-counter market or on a securities exchange (which may involve block transactions), at prices reasonably related to market prices at the time of sale or at negotiated prices.

         Profits, commissions, and discounts on sales by persons who may be deemed to be underwriters within the meaning of the Securities Act may be deemed underwriting compensation under the Securities Act.

         Selling shareholders may also offer shares of stock covered by this prospectus by means of prospectuses under other registration statements or pursuant to exemptions from the registration requirements of the Securities Act, including sales that meet the requirements of Rule 144 or Rule 145(d) under the Securities Act. Selling shareholders should seek the advice of their own counsel about the legal requirements for such sales.

         We will not receive any portion of the proceeds from the sale of shares of common stock by any selling stockholder.

         We may agree to pay some of the costs and expenses of the registration of the shares of common stock offered by this prospectus, except that the selling shareholders will be responsible for all selling commissions, transfer taxes and related charges in connection with the offer and sale of the shares. We may agree to keep the registration statement relating to the offering and sale by the selling shareholders of the shares of common stock continuously effective until a fixed date or the date on which the shares may be resold without registration under the Securities Act.

                                  LEGAL MATTERS

         Shumaker, Loop & Kendrick, LLP, Tampa, Florida, will deliver an opinion as to the validity of the common stock being offered hereby.

                                     EXPERTS

         The consolidated financial statements and schedules included in this prospectus and elsewhere in the registration statement to the extent and for the periods indicated in their reports have been audited by Arthur Andersen LLP, independent public accountants, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                              AVAILABLE INFORMATION

         We file reports, proxy statements and other information with the Securities and Exchange Commission ("SEC"). Investors may inspect and copy these reports, proxy statements and other information at the SEC's Public Reference Room the SEC maintains at 450 Fifth Street, N.W., Washington D.C. 20549. Investors may obtain information on the operation of the SEC's Public Reference Room by calling the SEC at 1(800)SEC-0330. This information also is available at the SEC's World Wide Web site at http://www.sec.gov. This information also can be inspected at the offices of Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

         We filed a Registration Statement on Form S-4 under the Securities Act with the SEC in Washington, D.C. relating to the common stock covered by this prospectus which is to be offered from time to time in connection with future acquisitions by us of the assets, securities or businesses of other companies. This prospectus does not contain all of the information set forth in the Registration Statement and the exhibits and schedules to the Registration Statement, certain portions having been omitted from this prospectus in accordance with the rules and regulations of the SEC. Statements contained in this prospectus concerning the contents of any contract or any other document referred to are not necessarily complete; reference is made in each instance to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to our company and the common stock covered hereby, we refer investors to the Registration Statement, the exhibits thereto and the financial statements, notes and schedules filed as a part thereof.

         This prospectus incorporates important business and financial information about us that is not included in this prospectus. The SEC allows us to incorporate by reference the information we file with it, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the following documents, all of which we have filed with the SEC:

         - Our Annual Report on Form 10-K for the fiscal year ended December 31, 2000;

         - Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2001; and

         -        Our Quarterly Report on Form 10-Q for the quarter ended June
                  30, 2001;

         The information incorporated by reference is deemed to be part of this prospectus. Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained herein modifies, supersedes or replaces such statement. Any statement so modified, superseded or replaced will not be deemed, except as so modified, superseded or replaced, to constitute a part of this prospectus.

         This prospectus is accompanied by our Annual Report on Form 10-K for the year ended December 31, 2000 and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2001 and June 30, 2001.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20.          INDEMNIFICATION OF DIRECTORS AND OFFICERS

         Our Articles of Incorporation generally provide for the maximum indemnification of a corporation's officers and directors as permitted by law in the State of Utah. Utah law empowers a corporation to indemnify any person who was or is a party or who is threatened to be made a party to any threatened, pending, or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except in the case of an action by or in the right of the corporation, by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise. Depending on the character of the proceeding, a corporation may indemnify against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding if the person indemnified acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceedings, had no reasonable cause to believe his or her conduct was unlawful.

         A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he or she is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or other enterprise, against expenses, including amounts paid in settlement and attorney's fees actually and reasonably incurred by him or her in connection with the defense or settlement of the action or suit if he or she acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction, after exhaustion of all appeals therefrom, to be liable to the corporation or for amounts paid in settlement to the corporation unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

         To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to above, or in defense of any claim, issue or matter therein, he or she must be indemnified by the corporation against expenses, including attorney's fees, actually and reasonably incurred by him in connection with the defense. The corporation, unless ordered by a court or advanced pursuant to this section, must make any indemnification under this section, only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances. The determination must be made: (a) by a majority vote of a quorum consisting of Directors who are not parties to the proceeding; (b) by a majority vote of the shareholders of the votes entitled to be cast by holders of qualified shares present in person or by proxy at a meeting; (c) by special legal counsel; or (d) by the court in which the proceeding is or was pending, on application made by the Company or the agent or the attorney or other person rendering services in connection with the defense, whether or not such application by the agent, attorney or other person is opposed by the Company.

         The Articles of Incorporation, the By-laws or an agreement made by the Company may provide that the expenses of officers and directors incurred in defending a civil or criminal action, suit or proceeding must be paid by the Company as they are incurred and in advance of the final disposition of the action, suit or proceeding upon receipt of an undertaking by or on behalf of the director or officer to repay the amount if it is ultimately determined by a court of competent jurisdiction that he or she is not entitled to be indemnified by the corporation. The provisions of this section do not affect any rights to advancement of expenses to which corporate personnel other than directors or officers may be entitled under any contract or otherwise by law.

         The indemnification and advancement of expenses authorized in or ordered by a court pursuant to this section: (a) does not exclude any other rights to which a person seeking indemnification or advancement of expenses may be entitled under the articles of incorporation or any bylaw, agreement, vote of shareholders or disinterested directors or otherwise, for either an action in his or her official capacity or an action in another capacity while holding his or her office, except that indemnification, unless ordered by a court pursuant to this section or for the advancement of any director or officer if a final adjudication establishes that his or her acts or omissions involved intentional misconduct, fraud or a knowing violation of the law and was material to the cause of action; and (b) continues for a person who has ceased to be a director, officer, employee or agent and inures to the benefit of the heirs, executors and administrators of such a person. Further, we may enter into agreements of indemnification with our directors and officers to provide for indemnification to the fullest extent permitted under Utah law.

ITEM 21.          EXHIBITS AND FINANCIAL STATEMENTS.

The registration statement is listed in the exhibit index which appears elsewhere herein and is incorporated herein by reference.

ITEM 22.          UNDERTAKINGS

(a)      The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                  (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                  (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

                  (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

         (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue. (c) The undersigned Registrant hereby undertakes the following:

         (1) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

         (2) That every prospectus (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act and is used in connection with an offering of securities subject to Rule 415, will be filed as part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering.

(d) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(e) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, JB Oxford Holdings, Inc. has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the city of Los Angeles, State of California, on October 12, 2001.

                          JB OXFORD HOLDINGS, INC.


                          /S/ Christopher L. Jarratt
                          ------------------------------------------------------
                          Christopher L. Jarratt
                          Chairman of the Board and Chief Executive Officer

                        POWER OF ATTORNEY AND SIGNATURES

         KNOW ALL MEN BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Christopher L. Jarratt, James G. Lewis and Michael J. Chiodo, and each of them singly, as his true and lawful attorneys-in-fact and agents for the undersigned, with full power of substitution, for and in the name, place and stead of the undersigned, to sign and file with the Securities and Exchange Commission under the Securities Act any registration statement relating to this offering that is to become effective upon filing pursuant to Rule 462 under the Securities Act (a "462 Registration Statement"), any and all amendments and exhibits to this Registration Statement or any 462 Registration Statement, and any and all applications and other documents to be filed with the Securities and Exchange Commission pertaining to the registration of the securities covered hereby or thereby, with full power and authority to do and perform any and all acts and things whatsoever requests and necessary or desirable.

         Pursuant to the requirements of the Securities Exchange Act of 1933, this registration statement has been signed below by the following persons on behalf of JB Oxford Holdings, Inc. and in the capacities and on the date indicated:


/S/ Christopher L. Jarratt                /S/ James G. Lewis
--------------------------------------    --------------------------------------
Christopher L. Jarratt                    James G. Lewis
Chairman of the Board and                 President, Chief Operating Officer and
Chief Executive Officer                   Director


/S/ Michael J. Chiodo                     /S/ Mark M. Grossi
---------------------------------------   --------------------------------------
Michael J. Chiodo                         Mark M. Grossi, Director
Chief Financial Officer, Treasurer,
Chief Accounting Officer
                                          /S/ David G. Mahood
                                          --------------------------------------
                                          David G. Mahood, Director


                                          /S/ Terry N. Pefanis
                                          --------------------------------------
                                          Terry N. Pefanis, Director

October 12, 2001

EXHIBIT INDEX

Exhibit No.                                Description
-----------                                -----------

2.1*              Purchase Agreement dated as of May 21, 1998 by and among the Company,
                  Third Capital Partners, LLC, a Tennessee limited liability company,
                  3421643 Canada Inc., a Canadian corporation, Felix A. Oeri and Oeri
                  Finance Inc. (incorporated herein by reference to Exhibit 2.1 of JBOH's
                  Current Report on Form 8-K, dated June 18, 1998, filed with the SEC).

3.1*              Articles of Incorporation of JBOH, as amended, October 16, 1990
                  (incorporated herein by reference to Exhibit 1 of JBOH's Current Report on Form 8-K, dated October 30, 1990, filed with the SEC).

3.2*              By-Laws of JBOH, as amended November 24, 1998 (incorporated herein by reference to Exhibit 3.2 of JBOH's Annual Report on Form 10-K for the
                  year ended December 31, 1999, filed with the SEC).

4.1*              9% Secured Convertible Note Due December 31, 1999 in the principal amount of $2,000,000 between the Company and Third Capital Partners,
                  LLC (incorporated herein by reference to Exhibit 4.1 of JBOH's Current
                  Report on Form 8-K, dated June 18, 1998, filed with the SEC).

5.1               Opinion of Shumaker, Loop & Kendrick, LLP with respect to the legality of the shares being offered.

10.1*             Standard Office Lease between St. George Beverly Hills, Inc. and OTRA
                  Clearing, Inc., dated January 31, 1992, to lease Beverly Hills office space (incorporated herein by reference to Exhibit 10.3 of JBOH's
                  Annual Report on Form 10-K for the year ended December 31, 1991, filed with the SEC).

10.2*              Data Service Agreement between Securities Industry Software Corp. and
                   OTRA Clearing, Inc., dated June 8, 1992 (incorporated herein by reference to Exhibit 10 of JBOH's Quarterly Report on Form 10-Q for the
                   period ended June 30, 1992, filed with the SEC).

10.3*              Assignment and Assumption Agreement for Beverly Hills office space between JBOH and RKSI, executed as of December 31, 1993 (incorporated herein by reference to Exhibit 10.8 of the JBOH Form 10-K filed with the SEC for the year ended December 31, 1993).

10.4*              Commercial office lease Agreement between Bank of Communications. and &
                   Company, executed as of June, 1995, to lease New York office space
                   (incorporated herein by reference to Exhibit 10.1 of the JBOH Form 10-Q filed with the SEC for the quarter ended June 30, 1995).

10.5*              Commercial office lease Agreement between Brickell Square Corporation
                   Limited and Holdings, Inc., executed as of February 21, 1996, to lease
                   Miami office space, (incorporated herein by reference to Exhibit 10.16 of the JBOH Form 10-K filed with the SEC for the year ended December
                   31, 1995).

10.6*              Revocable Government Trust Agreement, dated as of February 18, 1999, by and between Holdings, Inc. and Third Capital Partners, LLC, as Trustee
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

                   (incorporated herein by reference to Exhibit 10.1 of the JBOH Current
                   Report on Form 8-K, dated March 8, 1999, filed with the SEC).

10.7*              Extension Agreement dated November 8, 1999, between the Company and
                   Third Capital Partners, LLC, extending the maturity date of the 9%
                   Senior Secured Convertible Note in the principal amount of $3,418,969
                   (incorporated herein by reference to Exhibit 4.3 of the JBOH Form 10-Q filed with the SEC for the quarter ended September 30, 1999).

10.8*              Extension Agreement dated November 8, 1999, between the Company and
                   Third Capital Partners, LLC, extending the maturity date of the 9%
                   Secured Convertible Note in the principal amount of $2,000,000
                   (incorporated herein by reference to Exhibit 4.4 of the JBOH Form 10-Q filed with the SEC for the quarter ended September 30, 1999).

10.9*              Amendment No. 6 to Commercial office lease Agreement between Arden
                   Realty Limited Partnership and & Company, executed as of December 21,
                   2000, to lease Beverly Hills office space, filed herewith.

10.10*             Amendment No. 7 to Commercial office lease Agreement between Arden
                   Realty Limited Partnership and & Company, executed as of March 21,
                   2001, to lease Beverly Hills office space, filed herewith.

10.11*             Commercial office lease Agreement between Kennedy-Wilson Properties,
                   Ltd. and & Company, executed as of January 18, 2001, to lease Beverly
                   Hills office space, filed herewith.

10.12*             Extension Agreement dated December 13, 2000, between the Company and
                   Third Capital Partners, LLC, extending the maturity date of the 9%
                   Senior Secured Convertible Note in the principal amount of $3,418,969.

10.13*             Extension Agreement dated December 13, 2000, between the Company and
                   Third Capital Partners, LLC, extending the maturity date of the 9%
                   Secured Convertible Note in the principal amount of $2,000,000, filed herewith.

13.1               Annual report to security holders on Form 10-K for the year ended
                   December 31, 2000.

13.2               Form 10-Q for the period ended March 31, 2001

13.3               Form 10-Q for the period ended June 30, 2001

21.1               List of Subsidiaries

23.1               Consent of Arthur Andersen, LLP.

23.2               Consent of  Shumaker, Loop & Kendrick, LLP (included in Exhibit 5.1)

24.1               Power of Attorney (included in signature page)

28*                Employee Stock Ownership Plan (incorporated herein by reference to
                   Exhibit 28 of JBOH's Annual Report on Form 10-K for the year ended
                   December 31, 1988, filed with the SEC).

*        previously filed


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